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                       [HEALTHEON CORPORATION LETTERHEAD]

                                October 23, 1998

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Jennifer Ours

RE:  HEALTHEON CORPORATION
     S-1 REGISTRATION STATEMENT
     FILE NO. 333-60427

Ladies and Gentlemen:

     This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended with reference to the Form S-1 Registration Statement No. 333-56523 and the Form 8-A12G/A Registration Statement No. 000-24975 (the "Registration Statements") of Healtheon Corporation (the "Registrant") which was filed on July 31, 1998. In light of current market conditions, the Registrant has determined not to effect the initial public offering to which the Registration Statements relate at this time. No securities have been sold pursuant to the Registration Statements. Accordingly, the Registrant hereby withdraws the Registration Statements.

Very Truly Yours,

HEALTHEON CORPORATION


/s/ Jack Dennison
-----------------------------
Jack Dennison
Vice President and General Counsel